12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115
Phone (804) 747-0422

April 9, 2008

Mara L. Ransom, Esq.
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:          CarMax, Inc.
Response letter dated March 26, 2008 in response to comments dated
February 29, 2008 relating to Form 10-K for the Fiscal Year Ended
February 28, 2007 filed April 27, 2007

Dear Ms. Ransom:

As a follow-up to the discussion we had on April 7, 2008, this letter will confirm that CarMax, Inc. has requested an extension until April 18, 2008 to respond to the comment letter, dated March 31, 2008, that we received regarding the above-referenced filed documents.  This letter will also confirm that you have granted this request.

Notwithstanding this request, we will endeavor to deliver our response to you prior to
April 18, 2008, if possible.  If you have any questions or comments, please do not hesitate to contact me at (804) 935-4526.

Sincerely,

/s/ John M. Stuckey, III

John M. (“Mac”) Stuckey, III
Assistant General Counsel and
Assistant Secretary

----------------------------------------------------------------
THE AUTO SUPERSTORE
----------------------------------------------------------------